

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Doran Biran
Chief Executive Officer
TechCare Corp.
1140 Avenue of the Americas
New York, NY 10036

> **Re: TechCare Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 22, 2018**
> **File No. 000-55680**

Dear Mr. Biran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Shachar Hadar, Esq.